UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JED Oil Inc

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

472310101

(CUSIP Number)

Aaron A. Grunfeld, Esq.
Resch Polster Alpert & Berger LLP
10390 Santa Monica Blvd., 4th Floor
Los Angeles, California  90025
(310) 277-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 472 3101 01
1.

Names of Reporting Persons. Fred P. Heller, Trustee Heller 2002 Trust

2.

Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]

3.

SEC Use Only

4.

Source of Funds WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.

Citizenship or Place of Organization United States

7.

Sole Voting Power 920,000

8.

Shared Voting Power 0

9.

Sole Dispositive Power 920,000

10.

Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 920,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.

Percent of Class Represented by Amount in Row (11) 9.7% based upon total number of shares reported to be outstanding.

14.

Type of Reporting Person IN

Item 1. Name of Issuer.
This Schedule 13DA relates to the common stock, no par value (the "Common Stock") of JED Oil Inc., an Alberta, Canada corporation (the "Company"). The Company’s principal executive offices are located at Suite 2600, 500 - 4th Avenue S.W. Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background.
This Statement is filed on behalf of Fred P. Heller, Trustee Heller 2002 Trust (the "Reporting Person").
(a) Fred P. Heller, Trustee Heller 2002 Trust
(b) 2310 Pleasure Drive, Reno Nevada 89509
(c) Retired
(d) During the last five years, Mr. Heller has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Heller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) United States.

Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Person purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin. The aggregate purchase price for the shares of Common Stock purchased by Mr. Heller was $7,387,959.

Item 4. Purpose of Transaction.
Personal investment

Item 5. Interest in Securities of the Issuer.
Aggregate number of shares beneficially owned: 920,000   (9.7%)
Mr. Heller has sole voting and dispositive power over his 920,000 shares.
Transactions effected during the past sixty days:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE	PURCHASE TOTAL
October 28, 2004	3,300	$ 13.23	$ 43,659
October 26, 2004	16,700	$ 13.28	221,776
October 11, 2004	13,900	$ 13.04	181,256.00
October 8, 2004	9,200	$ 13.07	120.244.00
October 7, 2004	15,500	$ 13.17	204,135.00
October 6, 2004	71,400	$ 12.96	925,344.00
October 5, 2004	7,300	$ 12.89	94,097.00
October 4, 2004	27,000	$ 12.82	346,140.00
October 1, 2004	49,200	$ 12.64	621,888.00
September 30, 2004	8,000	$ 12.36	98,880.00
September 29, 2004	10,800	$ 12.34	133,272.00
September 24, 2004	23,700	$ 12.66	300,042.00
September 7, 2004	14,100	$ 11.34	159,894.00
September 3, 2004	5,300	$ 11.23	59,519.00
TOTAL	275,400		$ 3,510,146.00
OWNED	920,000

Item 6. Contracts, Arrangements, Understandings or Relationships
                    None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2004

/s/ Fred P. Heller

Fred P. Heller, Trustee Heller 2002 Trust